Father Time, Inc.

3700 Massachusetts Ave NW, Suite 110

Washington, DC 20016

October 1, 2019

United States

Securities and Exchange Commission

Washington, D.C. 20549

Father Time, Inc.

Registration Statement on Form S-1

Filed May 31, 2019

File No. 333-231875

Gentlemen

Per your letter dated June 17, 2019, we filed an amended for S-1/A to include and auditors report. The auditor is currently registered with the PCAOB, the audit was done in accordance with PCAOB Standards and their report complies with the updated PCAOB auditor reporting standards outlined in AS 3101 and our auditor complies with the Commission’s standards for auditor independence. Please refer to filing of the amended S-1/A on September 26, 2019.

Sincerely,

/s/Robert Waligunda

Robert Waligunda

cc: Matthew McMurdo